  Exhibit 99.1

Fury to Present at Upcoming RBC Mining Rising Stars Forum

TORONTO, Canada – January 27, 2021 – Fury Gold Mines Limited (TSX: FURY, NYSE American: FURY) (“Fury” or the “Company”) is pleased to announce that the Company has been invited to present at the upcoming RBC Mining Rising Stars Forum, to be held virtually on Tuesday, February 9th, 2021. A webcast of the conference presentation will be posted to the Fury website at https://furygoldmines.com/investors and will be available for replay for 14 days following the conference.

The event is designed to showcase exciting exploration and development mining companies through fast, high impact presentations delivered to targeted investors, private equity funds and business development professionals around the world.

About Fury Gold Mines Limited
Fury Gold Mines is a Canadian-focused exploration and development company strategically positioned in three prolific mining regions: James Bay (Quebec), the Golden Triangle (British Columbia) and the Kitikmeot Region (Nunavut). The Company is committed to aggressively growing its multi-million ounce gold platform of scalable, high-quality mining assets, offering investors low-risk resource growth and potential new discoveries. For more information on Fury Gold Mines, visit www.furygoldmines.com ..

For more information, please contact:
Salisha Ilyas
VP, Investor Relations
Tel: (778) 729-0600
Email: info@furygoldmines.com

Forward Looking Information and Additional Cautionary Language
This release contains "forward-looking information" within the meaning of applicable securities laws. Forward-looking information in this release reflects management's current estimates, predictions, expectations or beliefs regarding future events. Specific forward-looking information contained in this release, includes, but is not limited to: the Company's investor relation activities, market outreach, and growth strategies; the RBC Mining Rising Stars Forum; and the Company’s development, exploration and growth plans for its material properties.

There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking information reflects the beliefs, opinions and projections on the date such statements are made and are based on a number of assumptions and estimates that, while considered reasonable at the time, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such assumptions, which may prove to be incorrect, include: general economic and industry growth rates; the Company's budget, including expected costs and the assumptions regarding market conditions; the Company's ability to raise additional capital to proceed with its exploration, development and operations plans; the Company's ability to obtain or renew the licenses and permits necessary for its current and future operations; and the Company's assumptions around the impact of the COVID-19 pandemic. Although the Company believes that the assumptions and expectations reflected in those forward-looking statements were reasonable at the time such statements were made, there can be no assurance that such assumptions and expectations will prove to be correct.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements, including risks relating, but not limited, to: the COVID-19 pandemic; the future price of minerals, including gold and other metals; and the success of the Company's exploration and development activities. Readers should refer to the risks discussed in the Company's Annual Information Form and MD&A for the year ended December 31, 2019 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company's registration statement on Form 40-F filed with the United States Securities and Exchange Commission and available at www.sec.gov. Readers should not place undue reliance on forward-looking information, which speak only as of the date made. The forward-looking information and statements contained in this press release represent the Company's expectations as of the date of this press release or the date indicated. The Company disclaims any intention or obligation or undertaking to update or revise any forward-looking information or statements whether as a result of new information, future events or otherwise, except as required under applicable securities law.

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www.furygoldmines.com